UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Fuling Global Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

G3729B102

(CUSIP Number)

Guilan Jiang

Silver Trillion Investments Limited

  Sujuan Zhu

Celestial Sun Holdings Limited

Qian (Eugene) Hu

Zheng Hui Investments Limited

  Xinzhong Wang

Charm Grow Holdings Limited

Jinxue Jiang

Tengyu International Limited

  c/o Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province, People’s Republic of China, 317511

+86 (0576) 8662 3098

With copies to:

Peter X. Huang, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

30/F, China World Office 2

No. 1, Jian Guo Men Wai Avenue

Beijing 100004, China

Tel: +86-10-6535-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 20, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D constitutes an initial Schedule 13D filed jointly by Ms. Guilan Jiang, Ms. Sujuan Zhu, Mr. Qian (Eugene) Hu, Mr. Xinzhong Wang, Mr. Jinxue Jiang, Silver Trillion Investments Limited, Celestial Sun Holdings Limited, Zheng Hui Investments Limited, Charm Grow Holdings Limited and Tengyu International Limited, with respect to ordinary shares, par value US$0.001 per share (“Ordinary Shares”) of Fuling Global Inc., a Cayman Islands company (the “Company”). The Company’s Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “FORK.”

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3729B102	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Guilan Jiang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,541,668 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,541,668 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,541,668 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1% of the Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 5,541,668 Ordinary Shares held by Silver Trillion Investments Limited (“Silver Trillion”), a British Virgin Islands company beneficially owned by Ms. Guilan Jiang. The registered address of Silver Trillion is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(2)	Based on 15,803,763 Ordinary Shares outstanding as of April 15, 2020 as reported on the Company’s annual report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2020 (the “Company 20-F”).

CUSIP No. G3729B102	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Silver Trillion Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,541,668 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,541,668 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,541,668 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1% of the Ordinary Shares(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Based on 15,803,763 Ordinary Shares outstanding as of April 15, 2020 as reported on the Company 20-F.

CUSIP No. G3729B102	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Sujuan Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,216,667 Ordinary Shares(4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,216,667 Ordinary Shares(4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,216,667 Ordinary Shares(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% of the Ordinary Shares (5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(4)	Representing 2,216,667 Ordinary Shares held by Celestial Sun Holdings Limited (“Celestial Sun”), a British Virgin Islands company beneficially owned by Ms. Sujuan Zhu. The registered address of Celestial Sun is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)	Based on 15,803,763 Ordinary Shares outstanding as of April 15, 2020 as reported on the Company 20-F.

CUSIP No. G3729B102	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS Celestial Sun Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,216,667 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,216,667 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,216,667 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% of the Ordinary Shares(6)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(6)	Based on 15,803,763 Ordinary Shares outstanding as of April 15, 2020 as reported on the Company 20-F

CUSIP No. G3729B102	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Qian (Eugene) Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,154,104 Ordinary Shares(7)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,154,104 Ordinary Shares(7)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,104 Ordinary Shares(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% of the Ordinary Shares (8)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(7)	Representing 1,154,104 Ordinary Shares held by Zheng Hui Investments Limited (“Zheng Hui Investments”), a British Virgin Islands company beneficially owned by Mr. Qian (Eugene) Hu. The registered address of Zheng Hui Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)	Based on 15,803,763 Ordinary Shares outstanding as of April 15, 2020 as reported on the Company 20-F.

CUSIP No. G3729B102	13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS Zheng Hui Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,154,104 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,154,104 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,104 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% of the Ordinary Shares(9)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(9)	Based on 15,803,763 Ordinary Shares outstanding as of April 15, 2020 as reported on the Company 20-F.

CUSIP No. G3729B102	13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS Xinzhong Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,108,333 Ordinary Shares(10)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,108,333 Ordinary Shares(10)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,333 Ordinary Shares(10)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% of the Ordinary Shares (11)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(10)	Representing 1,108,333 Ordinary Shares held by Charm Grow Holdings Limited (“Charm Grow”), a British Virgin Islands company beneficially owned by Mr. Xinzhong Wang. The registered address of Charm Grow is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(11)	Based on 15,803,763 Ordinary Shares outstanding as of April 15, 2020 as reported on the Company 20-F.

CUSIP No. G3729B102	13D	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS Charm Grow Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,108,333 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,108,333 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,333 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% of the Ordinary Shares(12)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(12)	Based on 15,803,763 Ordinary Shares outstanding as of April 15, 2020 as reported on the Company 20-F.

CUSIP No. G3729B102	13D	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS Jinxue Jiang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,108,333 Ordinary Shares(13)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,108,333 Ordinary Shares(13)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,333 Ordinary Shares(13)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% of the Ordinary Shares (14)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(13)	Representing 1,108,333 Ordinary Shares held by Tengyu International Limited (“Tengyu International”), a British Virgin Islands company beneficially owned by Mr. Jinxue Jiang. The registered address of Tengyu International is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(14)	Based on 15,803,763 Ordinary Shares outstanding as of April 15, 2020 as reported on the Company 20-F.

CUSIP No. G3729B102	13D	Page 11 of 15 Pages

1	NAMES OF REPORTING PERSONS Tengyu International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,108,333 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,108,333 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,333 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% of the Ordinary Shares(15)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(15)	Based on 15,803,763 Ordinary Shares outstanding as of April 15, 2020 as reported on the Company 20-F.

CUSIP No. G3729B102	13D	Page 12 of 15 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Company, par value US$0.001 each.

The Company’s Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “FORK.”

The principal executive offices of the Company are located at 88 Jintang South Ave., East New District, Wenling, Zhejiang Province, People’s Republic of China (the “PRC”), 317509.

Item 2. Identity and Background.

Ms. Guilan Jiang, Ms. Sujuan Zhu, Mr. Qian (Eugene) Hu, Mr. Xinzhong Wang, Mr. Jinxue Jiang, Silver Trillion, Celestial Sun, Zheng Hui Investments, Charm Grow and Tengyu International are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)–(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Ms. Guilan Jiang is the founder, chairperson of the board of directors and chief operating officer of the Company. Ms. Guilan Jiang is a PRC citizen. Silver Trillion is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Silver Trillion is ultimately wholly owned by Ms. Guilan Jiang. The principal business address of each of Ms. Guilan Jiang and Silver Trillion is c/o Southeast Industrial Zone, Songmen Town, Wenling, Zhejiang Province, PRC, 317511. Ms. Guilan Jiang is mother to Mr. Qian (Eugene) Hu. Ms. Guilan Jiang does not, directly or indirectly, exercise or share voting or investment power of any shares held by Zheng Hui Investments and disclaims beneficial ownership of such shares.

Ms. Sujuan Zhu is the founder and director of the Company. Ms. Sujuan Zhu is a PRC citizen. Celestial Sun is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Celestial Sun is ultimately wholly owned by Ms. Sujuan Zhu. The principal business address of each of Ms. Sujuan Zhu and Celestial Sun is c/o Southeast Industrial Zone, Songmen Town, Wenling, Zhejiang Province, PRC, 317511. Ms. Sujuan Zhu is mother to Mr. Jinxue Jiang. Ms. Sujuan Zhu does not, directly or indirectly, exercise or share voting or investment power of any shares held by Tengyu International and disclaims beneficial ownership of such shares.

Mr. Qian (Eugene) Hu is a vice president of the Company. Mr. Qian (Eugene) Hu is a PRC citizen. Zheng Hui Investments is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Zheng Hui Investments is ultimately wholly owned by Mr. Qian (Eugene) Hu. The principal business address of each of Mr. Qian (Eugene) Hu and Zheng Hui Investments is c/o Southeast Industrial Zone, Songmen Town, Wenling, Zhejiang Province, PRC, 317511. Mr. Qian (Eugene) Hu is son to Ms. Guilan Jiang. Mr. Qian (Eugene) Hu does not, directly or indirectly, exercise or share voting or investment power of any shares held by Silver Trillion and disclaims beneficial ownership of such shares.

CUSIP No. G3729B102	13D	Page 13 of 15 Pages

Mr. Xinzhong Wang works with the Company in charge of investment activities. Mr. Xinzhong Wang is a PRC citizen. Charm Grow is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Charm Grow is ultimately wholly owned by Mr. Xinzhong Wang. The principal business address of each of Mr. Xinzhong Wang and Charm Grow is c/o Southeast Industrial Zone, Songmen Town, Wenling, Zhejiang Province, PRC, 317511.

Mr. Jinxue Jiang works with the Company in the business department. Mr. Jinxue Jiang is a PRC citizen. Tengyu International is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Tengyu International is ultimately wholly owned by Mr. Jinxue Jiang. The principal business address of each of Mr. Jinxue Jiang and Tengyu International is c/o Southeast Industrial Zone, Songmen Town, Wenling, Zhejiang Province, PRC, 317511. Mr. Jinxue Jiang is son to Ms. Sujuan Zhu. Mr. Jinxue Jiang does not, directly or indirectly, exercise or share voting or investment power of any shares held by Celestial Sun and disclaims beneficial ownership of such shares.

The name, business address, present principal occupation or employment and citizenship of each director of Silver Trillion, Celestial Sun, Zheng Hui Investments, Charm Grow and Tengyu International are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons anticipate that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$10.2 million will be expended in acquiring the 4,674,658 Ordinary Shares not currently owned by the Reporting Persons as disclosed in the Company 20-F (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity capital arranged by the Reporting Persons.  It is also anticipated that Reporting Persons who are existing shareholders of the Company will roll over their equity interests in the Company to an acquisition vehicle.

Item 4. Purpose of Transaction.

On June 20, 2020, Ms. Guilan Jiang and Mr. Qijun Huang, an individual financial investor, entered into a consortium agreement (the “Consortium Agreement”), pursuant to which both parties intend to cooperate in good faith to acquire all of the outstanding Ordinary Shares of the Company other than those Ordinary Shares beneficially owned by the Reporting Persons, through a going-private transaction.

On the same date, Ms. Guilan Jiang, on behalf of herself and Ms. Sujuan Zhu, Mr. Qian (Eugene) Hu, Mr. Xinzhong Wang and Mr. Jinxue Jiang (together with Ms. Guilan Jiang, the “Founder Family”), and Mr. Qijun Huang (together with the Founder Family, the “Buyer Group”) jointly submitted a non-binding proposal (the “Proposal”) to the Company’s  board of directors related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by the Founder Family for cash consideration equal to US$2.18 per Ordinary Share (the “Proposed Transaction”).

CUSIP No. G3729B102	13D	Page 14 of 15 Pages

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Company and the Buyer Group. Neither the Company nor the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Company’s Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from The Nasdaq Capital Market.

References to the Consortium Agreement and Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal, a copy of which is attached hereto as Exhibit B and Exhibit C, respectively, and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages and the paragraphs 5 through 9 under Item 2 of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 15,803,763 Ordinary Shares outstanding as of April 15, 2020, as disclosed in the Company 20-F.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

CUSIP No. G3729B102	13D	Page 15 of 15 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated June 26, 2020 by and among the Reporting Persons.

B	Consortium Agreement dated June 20, 2020 by and between Ms. Guilan Jiang and Mr. Qijun Huang.

C	Proposal Letter dated June 20, 2020 from Ms. Guilan Jiang and Mr. Qijun Huang to the board of directors of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2020

Guilan Jiang		/s/ Guilan Jiang

Silver Trillion Investments Limited	By:	/s/ Guilan Jiang
Name: Guilan Jiang
Title: Director

Sujuan Zhu		/s/ Sujuan Zhu

Celestial Sun Holdings Limited	By:	/s/ Sujuan Zhu
Name: Sujuan Zhu
Title: Director

Qian (Eugene) Hu		/s/ Qian (Eugene) Hu

Zheng Hui Investments Limited	By:	/s/ Qian (Eugene) Hu
Name: Qian (Eugene) Hu
Title: Director

Xinzhong Wang		/s/ Xinzhong Wang

Charm Grow Holdings Limited	By:	/s/ Xinzhong Wang
Name: Xinzhong Wang
Title: Director

Jinxue Jiang		/s/ Jinxue Jiang

Tengyu International Limited	By:	/s/ Jinxue Jiang
Name: Jinxue Jiang
Title: Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Silver Trillion Investments Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Guilan Jiang	The People’s Republic of China

Executive Officers:

None

Celestial Sun Holdings Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Sujuan Zhu	The People’s Republic of China

Executive Officers:

None

Zheng Hui Investments Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Qian (Eugene) Hu	The People’s Republic of China

Executive Officers:

None

Charm Grow Holdings Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Xinzhong Wang	The People’s Republic of China

Executive Officers:

None

Tengyu International Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Jinxue Jiang	The People’s Republic of China

Executive Officers:

None